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Exhibit 99(a)(7)

November 1, 2002

All Employees:

        I am pleased to announce that the Board of Directors has approved a measure that offers our employees the ability to exchange existing stock options, generally those granted with exercise prices above $10.00, for new options. Because of the significant disparity between the exercise price of these existing options and the current market value of our common stock, the Board believes this exchange is important to acknowledge the important contribution you are making to build Microvision and to encourage you to continue your efforts in the best interests of all Microvision shareholders.

        A lengthy document entitled "Offer to Exchange," is attached to this email. In order to assist you in fully understanding the exchange offer and to answer any questions you may have, there will be a number of information sessions held over the next week. These sessions are designed for informational purposes only and are specifically not to advise you whether to participate or, in what manner or degree. At these sessions you will receive a hard copy of the Offer to Exchange and a report of your current stock options.

        A few basic points about this offer:

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  This option exchange offer is entirely voluntary—you are not required to participate.

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  Some employees may not be able to exchange all of their options.

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  There is a waiting period of at least six months and one day from the day the offer closes and your options are canceled to the day on which you will be granted new options. You will be eligible to receive a new option only if you are an employee of the company on the grant date for the new options.

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  The exchange ratio is based upon the current exercise price(s) of your options. In most cases you will receive new options exercisable for fewer shares than those that you cancelled.

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  With few exceptions, the exercise term of the new options will be ten years without regard to the remaining term on cancelled options.

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  Vesting will change on the options.

        Other important terms and conditions of the offer, including the risks of participating, are described in the Offer to Exchange. You should review this document carefully.

        This is an important time for our company as we rollout two commercial products and establish important relationships for other applications of our technology. We are facing challenging market conditions for launching new products and raising capital. Instrumental to our current and future success will be your continuing commitment to our four building blocks of quality:

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  Delivering quality and value to our customers;

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  Developing businesses and products that provide opportunities for continued growth and future profitability;

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  Providing an environment where people gain satisfaction from their work, are recognized for their accomplishments and share our success; and

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  Fostering initiative and creativity.

        I encourage you to review the attached material prior to the information sessions. If you have any questions after the information sessions, please contact Tom Walker. Please note that if you would like to participate, your response is due to the Options Desk by 5:00 pm Pacific Time, December 9, 2002.

Rick

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  Exhibit 99(a)(7)